Exhibit 99.1

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PETROCHINA COMPANY LIMITED

(a joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 857)

ELECTION AND APPOINTMENT OF DIRECTOR

SUPPLEMENTAL NOTICE OF ANNUAL GENERAL MEETING

This notice is supplemental to the notice of PetroChina Company Limited (the “Company”) dated 8 April 2015 (the “Notice”), which sets out the time and venue of the Company’s annual general meeting of 2014 (the “AGM”) and contains the resolutions to be tabled before the AGM for the approval of the Company’s shareholders. Unless otherwise indicated, the capitalized terms used in this supplemental notice shall have the same meaning as those defined in the circular of the AGM of the Company dated 8 April 2015.

SUPPLEMENTAL NOTICE IS HEREBY GIVEN that China National Petroleum Corporation (“CNPC”), the controlling shareholder of the Company, submitted its interim motion to the Board on the nomination of Wang Yilin as candidate for the election of Director of the Company in accordance with the Articles of Association of the Company. Pursuant to applicable laws, regulations and the Articles of Association, such interim motion will be proposed at the AGM for shareholders’ consideration. The AGM will be held, as have been set out in the announcement on postponement of AGM of the Company dated 15 May 2015, at 9 a.m. on 23 June 2015 at Third Floor, Kempinski Hotel, Beijing Lufthansa Center, No. 50 Liangmaqiao Road, Chaoyang District, Beijing, the PRC to consider and, if thought fit, pass the following ordinary resolution, in addition to the resolutions set out in the Notice, as resolutions number 7(ii):

ORDINARY RESOLUTIONS

7(ii).	To consider and approve the election of Mr Wang Yilin as a Director of the Company.

The term of office of the Director, if elected, will commence on 23 June 2015 and expire on the date of the 2016 annual general meeting of the Company to be held in 2017, when the term for the sixth session of the Board is over. The Director’ emoluments will be fixed by the Board pursuant to the authority granted by the Shareholders at the AGM by reference to the Director’ duties, responsibilities and performance and the results of the Group.

As required under Rule 13.51(2) of the Listing Rules, the biographical details of Mr Wang Yilin who will stand for election of Director at the AGM are set out below to enable the Shareholders to make an informed decision on the election.

Wang Yilin, aged 58, is the chairman of CNPC. Mr Wang is a professor-level senior engineer and holds a doctorate degree. He has over 30 years of working experience in China’s oil and gas industry. From June 1996, Mr. Wang served as the deputy director and chief exploration geologist of Xinjiang Petroleum Administration Bureau. From September 1999, he served as the general manager of Xinjiang Oilfield Company. From July 2003, he served as the assistant to general manager of CNPC. From December 2003, he served as the deputy general manager of CNPC. From July 2004, he also served as the chief safety officer of CNPC. From November 2005 to April 2011, he served as a Director of the Company. Mr Wang served as chairman of China National Offshore Oil Corporation and CNOOC Limited, a company listed on The Stock Exchange of Hong Kong (stock code: 00883), New York Stock Exchange (code: CEO) and Toronto Stock Exchange (code: CNU) from April 2011. Mr Wang served as the chairman of CNPC since April 2015.

Save as disclosed above, as at the date of this supplemental notice, Mr Wang (i) has not held any directorship in any other listed companies in the past three years; (ii) has no relationship with any other Director, supervisor, senior management, substantial shareholder or controlling shareholder of the Company; and (iii) has no interest in the shares of the Company within the meaning of Part XV of the Securities and Futures Ordinance.

There is no information on Mr Wang that needs to be disclosed pursuant to any of the requirements under paragraphs 13.51(2)(h) to 13.51(2)(v) of the Listing Rules nor are there any other matters that need to be brought to the attention of the Shareholders.

The resolution previously numbered as 7 is hereby renumbered as 7(i).

Save as disclosed above, no change has been made as to information set out in the Notice.

By Order of the Board PetroChina Company Limited Wu Enlai Secretary to the Board

3 June 2015

Notes:

1.	A supplemental form of proxy in respect of the ordinary resolutions mentioned above is enclosed with this supplemental notice.

2.	Shareholders are entitled to appoint one or more proxies to attend the AGM, but only one of the proxies can be designated to vote at the AGM. If the proxy being appointed to attend the AGM under the supplemental form of proxy is different from the proxy appointed under the original form of proxy and both proxies attend the AGM, the proxy validly appointed under the original form of proxy shall be entitled to vote as a proxy at the AGM.

3.	Please refer to the Notice for details in respect of other resolutions to be passed at the AGM, eligibility for attending the AGM, proxy form, registration procedures, closure of register of members and other relevant matters in relation to the AGM.

As at the date of this announcement, the board of directors of the Company comprises Mr Zhou Jiping as the Chairman; Mr Wang Dongjin as Vice Chairman and executive director; Mr Yu Baocai, Mr Shen Diancheng and Mr Liu Yuezhen as non-executive directors; Mr Liu Hongbin as executive director; and Mr Chen Zhiwu, Mr Richard H. Matzke, Mr Lin Boqiang and Mr Zhang Biyi as independent non-executive directors.